Prospectus Supplement #1 (to prospectus dated November 9, 2000)	Filed pursuant to Rule 424(b)(3) Registration No. 333-46200

FLEXTRONICS INTERNATIONAL LTD.

Up to 32,304,784 Ordinary Shares

      This prospectus supplement relates to the resale by certain holders of up to 32,304,784 of our ordinary shares. You should read this prospectus supplement in conjunction with the prospectus dated November 9, 2000, which is to be delivered with this prospectus supplement.

      The information in the table appearing under the heading “Selling Shareholders” in the prospectus is hereby amended to reflect the transfer by Mats Carlsson, Sten Carlsson, Andreas Carlsson and Daniel Carlsson, as well as certain other selling shareholders, of an aggregate total of 1,115,136 shares to Mastek Trading. Accordingly, Mastek Trading is added to the table as the holder of an aggregate total of 1,171,198 shares prior to the offering, all of which are being offered under the prospectus; Mats Carlsson is listed as owning 102,496 shares prior to the offering, all of which are being offered under the prospectus; Sten Carlsson, Andreas Carlsson and Daniel Carlsson are removed from the table; and the total shares owned prior to the offering by the “Other selling shareholders” is hereby changed to 2,169,061 shares, all of which are being offered under the prospectus.

      In addition, the section entitled “Plan of Distribution” is hereby amended to read, in its entirety, as follows:

      “The selling shareholders may sell or distribute some or all of the shares from time to time through underwriters, dealers, brokers or other agents or directly to one or more purchasers, including pledgees. The selling shareholders may sell the shares on the Nasdaq National Market, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices or at fixed prices, which may be changed. The selling shareholders may offer and sell some or all of their shares through:

•	a block trade in which a broker-dealer or other person may resell all or part of the block, as principal or agent, in order to facilitate the transaction;

•	purchases by a broker-dealer or other person, as principal, and resales by the broker-dealer for its account;

•	pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

      In addition, selling shareholders may enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made pursuant to this prospectus. For example, the selling shareholders may:

•	enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with selling shareholders;

•	sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

•	write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares;

•	enter into option transactions or other types of transactions that require the selling shareholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

•	loan the shares to a broker, dealer or other financial institution, who may sell the loaned shares.

      These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered hereby, and such broker, dealer or other financial institution may resell such shares pursuant to this prospectus. Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and comply with the requirements of that rule.

      Brokers, dealers, agents or underwriters participating in transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling shareholders (and, if they act as agent for the purchaser of the shares, from such purchaser).The discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. This prospectus also may be used by donees of the selling shareholders or by other persons acquiring shares who wish to offer and sell shares under circumstances requiring or making desirable its use.

      The selling shareholders and any underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be “underwriters’’ within the meaning of the Securities Act, and any discounts, commissions or concessions received by any underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither Flextronics nor the selling shareholders can presently estimate the amount of such compensation.

      We will pay substantially all of the expenses incident to this offering of the shares by the selling shareholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents. We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities arising under the Securities Act, in connection with the offer and sale of the shares, and selling shareholders may indemnify brokers, dealers, agents or underwriters that participate in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

      In order to comply with certain states’ securities laws, if applicable, the shares will be sold in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

      We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact or omit to state a material fact required to be stated in this prospectus or necessary to make the statements in this prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling shareholder.

      The shares offered under this prospectus were originally issued to former shareholders of Chatham Technologies, Inc., IEC Holdings Ltd., Lightning Metal Specialties, Incorporated, Coating Technologies, Inc., Lightning Tool and Design , Inc., Lightning Metal Specialties E.M.F., Ltd., Lightning Manufacturing Solutions-Europe, Ltd., Lightning Manufacturing Solutions Texas, L.L.C., Lightning Logistics, L.L.C., Papason, L.L.C., 200 Scott Street, L.L.C., 80 Scott Street, L.L.C., 230 Scott Street, L.L.C., 1350 Lively Blvd, L.L.C., D.A.D. Partnership, S.O.N. Partnership, S.O.N.II Partnership, Photonic Packaging Technologies, Inc., Palo Alto Products International Pte Ltd, Palo Alto Manufacturing (Thailand) Ltd., Palo Alto Plastic (Thailand) Ltd., PCB Assembly, Inc., San Marco Engineering Sri, Sample Rate Systems Oy, Neutronics Electronic Industries Holding AG, Energipilot AB, Kyrel EMS Oyj, Summit Manufacturing Inc., Circuit Board Assemblers, Inc. and EMC International, Inc. in connection with the acquisitions of these companies pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2)thereof and/or Regulation D or Regulation S under the Securities Act. In connection with these acquisitions, we agreed to register the ordinary shares offered under this prospectus under the Securities Act.”

      Investing in our common stock or the notes involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 4 of the prospectus, as well as the “Risk Factors” section included in our recent reports filed with the Securities and Exchange Commission.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is June 25, 2001.